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June 13, 2016	jbaris@mofo.com

FILED VIA EDGAR

Mark Cowan, Senior Counsel

Securities and Exchange Commission

Division of Investment Management

Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Victory Variable Insurance Funds — Post-Effective Amendment No. 30;
File Nos.: 333-62051 and 811-08979

Dear Mr. Cowan:

On behalf of Victory Variable Insurance Funds (the “Registrant”), we are responding to comments from the Staff of the Securities and Exchange Commission (the “Commission”) provided on March 22, 2016, relating to Post-Effective Amendment No. 30 to the Registrant’s Registration Statement on Form N-1A (File Nos. 333-62051 and 811-08979), filed on February 9, 2016 (“PEA 30”), to register eight series portfolios of the Registrant (each, a “Series”).

On April 21, 2016, the Registrant filed Post-Effective Amendment No. 32 (accession number 0001104659-16-113225) (“PEA 32”), pursuant to Rule 485(b)(1)(iii), to delay the effective date of PEA 30 until May 23, 2016.  On May 20, 2016, the Registrant filed Post-Effective Amendment No. 34 (accession number 0001104659-16-122302)(“PEA 34”), pursuant to Rule 485(b)(1)(iii), to delay the effective date of PEA 30 and PEA 32 until June 6, 2016.  On June 6, 2016, the Registrant filed Post-Effective Amendment No. 35 (accession number 0001104659-16-125618), pursuant to Rule 485(b)(1)(iii), to delay the effective date of PEA 30, PEA 32 and PEA 34 until June 13, 2016.

Below we identify in bold the Staff’s comments and note in regular type our responses.  Capitalized terms used but not defined in this letter have the meanings assigned to them in PEA 30.  We have attempted to accurately restate the Staff’s comments, which were provided orally by telephone.

When a comment specific to one section of the document would apply to similar disclosure elsewhere in the document, we will make changes consistently throughout the documents, as appropriate.

Reference is made to the letter dated June 13, 2016, in response to comments received from the Staff of the Commission provided on March 22, 2016, relating to Post-Effective Amendment No. 136 to Victory Portfolios’ registration statement on Form N-1A (“PEA 136”).  When a comment specific to PEA 136 would apply to disclosure in PEA 30, we will make the changes consistently throughout PEA 30, as appropriate.

1)                                     Fees and Expenses of the Series, narratives preceding each Fee Table: Please clarify that the table does not reflect the fees and expenses relating to any variable annuity contract or variable life insurance policy charges, which, if included, would result in higher overall expenses.

Response: The Registrant will add the following disclosure to the registration statement: “The example does not reflect the fees and expenses relating to any variable annuity contract or variable life insurance policy that offers the Series.  If it did, the costs would be higher than those shown.”

2)                                     Fees and Expenses of the Series, each Fee Table:  Please note that contractual waivers are sometimes included in the footnotes to the Fee Tables, and sometimes are not.  Please revise the disclosure as appropriate.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

3)                                     Victory RS Large Cap Alpha VIP Series:  The Series’ disclosure includes reference to mid-sized companies.  Please consider including mid-sized companies as a principal strategy and principal risk, as appropriate.

Response:  The Series invests primarily in large cap stocks, as defined in the “Principal Investment Strategies” section of its Fund Summary but may have exposure to companies that are on the smaller end of the large cap spectrum.  These companies may be subject to risks applicable to mid-sized companies, in addition to the risks applicable to large cap companies, so the Series has included “mid-sized companies risk” as a principal risk.  The Registrant, however, does not believe that investing in mid-sized companies should be included as a principal strategy.

4)                                     Victory RS Large Cap Alpha VIP Series, Series Performance:  In the narrative before the Bar Chart and Table, reference is made to two broad-based indices.  Please note that there should only be one.  Please revise the disclosure as appropriate.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

5)                                     Please consider whether the broad-based index used by each Series is actually a broad-based index and not a secondary index.  See Securities Act Release No. 6988 (Apr. 6, 1993).

Response:  The Registrant notes that each Series includes at least one broad-based index that is an “appropriate broad-based securities market index,” as defined in Item 27(b) of Form N-1A.  Additionally, we note that some of the Series include a secondary index in addition to a broad-based index.

6)                                     To the extent applicable, please confirm, supplementally, that the Series do not intend to invest in conditional convertible securities.  If a Series does, please consider including relevant disclosure, as necessary.

Response:  Currently none of the Series invest in, or intend to invest in, conditional or contingent convertible securities.  Accordingly, the Registrant believes the disclosure is appropriate as is.

7)                                     Please disclose that investments in bank loans may not be securities and, thus, may not have the full protections of the federal securities laws.

Response:  The Registrant will revise the disclosure to address the Staff’s comment.

8)                                     Statement of Additional Information (“SAI”), Fundamental Investment Policies and Limitations of the Funds, page 4:  Under “Senior Securities,” please provide a description of the permissions allowed under the Investment Company Act of 1940, as amended.

Response:  The Registrant will include disclosure that generally describes examples of permissible transactions that may not involve the issuance of senior securities.

9)                                     For Series that invest in swaps, please confirm supplementally that the Series will have an adequate amount of segregated liquid assets to cover their obligations.

Response:  The Registrant confirms that it will segregate an adequate amount of liquid assets to cover its obligations under total return swaps.

10)                              SAI, “Swap Contracts,” page 10:  Please consider adding a description of total return swaps.

Response: Registrant will revise the disclosure to address the staff’s comment.

* * * *

Registrant acknowledges that:

(1)                                 It is responsible for the adequacy and accuracy of the disclosure in its Registration Statement;

(2)                                 Staff comments or changes to disclosure in response to Staff comments in its Registration Statement reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Registration Statement; and

(3)                                 It may not assert Staff comments as a defense in any proceeding initiated by the Commission or any party under the federal securities laws of the United States.

We appreciate your time and attention to PEA 30 and this letter responding to the Staff’s comments.  If you have any additional questions concerning the filing, please call me at (212) 468-8053 or Matthew J. Kutner at (212) 336-4061.

Very truly yours,

/s/Jay G. Baris

Jay G. Baris

cc:

Leigh A. Wilson, Chairman

Christopher K. Dyer, Victory Capital Management Inc.

Erin G. Wagner, Victory Capital Management Inc.

Michael D. Policarpo, II, Victory Capital Management Inc.

Scott Stahorsky, Victory Capital Management Inc.

Nathan J. Greene, Shearman & Sterling LLP

Edward J. Veilleux, Chief Compliance Officer

Matthew J. Kutner, Morrison & Foerster LLP